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ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
8-36803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P.P. Euro-Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co
(Name – *if individual, state last, first, middle name*)

488 Madison Ave	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARTIN Pollock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P.P. Euro-Securities Inc, as of December 31, 20[redacted] 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN RUGGIERO
~~Notary Public, State of New York~~
Reg. No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2021

Signature

FINOP
Title

Maryann Ruggiero
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Compliance Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

CONTENTS

December 31, 2018

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of J.P.P. Euro - Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.P.P. Euro - Securities, Inc. ("the Company") as of December 31, 2018, and the related notes to the financial statement. In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2014.

New York, New York
February 19, 2019

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; White Plains, NY; Ronkonkoma, NY

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash and cash equivalents	$	1,240,806
Securities owned, at fair value		1,983,130
Cash, segregated for exclusive benefit of customers		350,000
Restricted cash		94,719
Due from Parent		10,683
Expense reimbursement receivable		42,547
Prepaid expenses		20,387
	$	3,742,272
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	77,358
Accrued dividend distribution		1,500,000
Unearned income		15,000
		1,592,358
Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		1,178,990
Retained earnings		945,924
Total stockholder's equity		2,149,914
	$	3,742,272

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986, registered as a broker dealer in December 1986 and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On June 19, 2006, Intermonte SIM Spa (the "Parent") purchased all of the outstanding shares of the Company from Oddo et Cie, Enterprise d'Investissement.

The Company introduces United States investors to its foreign brokerage affiliates for execution of transactions with respect to securities listed on various securities exchanges in Europe. The Company does not hold customer funds or safekeep customer securities. The Company also engages in private placement of securities and distribution of third-party research.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available for issuance on February 19 , 2019. Subsequent events have been evaluated through this date. Subsequent to December 31, 2018, the Company paid a dividend distribution of $1,500,000 to the Parent.

Cash and Cash Equivalents

The Company considers its investment in a money market fund to be a cash equivalent.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation of equipment, furniture and fixtures on a straight-line basis, over the estimated useful life of 7 years. At December 31, 2018, all property and equipment was fully depreciated.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Management has determined there are no uncertain tax positions at December 31, 2018.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce ending retained earnings. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Cash and restricted cash

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

	12/31/2018
Cash and cash equivalents	$1,240,806
Cash segregated for the exclusive benefit of customers	350,000
Restricted cash	94,719
Total cash and restricted cash shown in the statement of cash flows	$1,685,525

The Company has restricted cash of $94,719 held in custody by a financial institution that serves as collateral for an irrevocable standby letter of credit issued to the landlord in connection with its operating lease for the Company's office space.

3. Fair value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly
- Level 3 – Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. Fair value (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), and evaluated prices from pricing sources. The Company generally categorizes corporate bonds in level 2 of the fair value hierarchy.

4. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 with respect to transactions effected on foreign securities markets. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2018, the Company had net capital of $3,436,010 which was $3,186,010 in excess of its minimum requirement of $250,000.

5. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company maintains the custody of its proprietary positions with HSBC Securities. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances principally in two financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

6. Rule 15c3-3

The Company is subject to Securities and Exchange Commission Rule 15c3-3, as adopted and administered by the Securities and Exchange Commission. To comply with its requirements, cash in the amount of $350,000 has been segregated in a special reserve account for the exclusive benefit of customers.

7. Related party transactions

Pursuant to an agreement, the Parent pays a fee to the Company for services provided to certain customers of the Parent equal to 108.00% of the expenses attributable to such activities, excluding income taxes.
Due from Parent of $10,683 includes reimbursable expenses and service fees incurred but not yet paid by the Parent.

8. Letter of credit

The Company established an irrevocable standby letter of credit which is collateralized by a compensating balance asset in the amount of approximately $95,000, issued in connection with the operating lease for the office facility in New York. The standby letter of credit expires in March 2020.

9. Commitment

The Company has an operating lease agreement for office space which was amended September 13, 2018. It has an expiration date of March 31, 2020.

At December 31, 2018 future aggregate minimum annual rent payments under this lease are approximately as follows:

Year	Amount
2019	$284,000
2020	71,000
	$ 355,000

10. Management fee and expense reimbursement arrangement

The Company maintains a correspondent relationship with a Belgian firm, Petercam S.A., in which the Company services the needs of North American institutions that wish to invest in European securities. Petercam S.A. has agreed to reimburse the Company for operating costs, capital expenditures, lease obligations and other mutually agreed upon expenses incurred under the correspondent relationship. As of December 31, 2018, $ 42,547 is owed to the Company.

The Company entered into an agreement with a foreign broker-dealer, M.M. Warburg & Co ("MM Warburg"), to solicit and effect securities transactions traded in non-U.S. markets with U.S. institutional investors. The Company entered into an agreement with a foreign broker-dealer Hauck & Aufhaeuser Privatbankiers KGaA to solicit and effect securities transactions traded in non–U.S. markets with U. S Institutional investors.

11. Employee benefit plan

Effective January 1, 2002, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full-time employees are eligible for the Plan.